Exhibit 99.1

CureVac Announces Financial Results for the First Quarter of 2024
and Provides Business Update

•	Organizational redesign on track, trimming residual pandemic infrastructure and reducing 150 positions by year end

•	U.S. FDA Fast Track designation granted for pre-pandemic avian influenza (H5N1) vaccine currently in Phase 1 development; candidate jointly developed with GSK

•	Settlement with Acuitas Therapeutics includes acknowledgment of CureVac’s ownership of certain patent claims and Acuitas’s licenses to selected patents

•	Continuation of U.S. patent litigation against Pfizer/BioNTech with trial expected to begin in Q2 2025; litigation continues under seven U.S. patents with three patents to be withdrawn due to out-licensing to Acuitas Therapeutics

•	Progress in German patent litigation against Pfizer/BioNTech after filing appeal with Supreme Court of Justice for EP 1 857 122 B1; litigation continues under six IP rights with two utility models to be withdrawn due to out-licensing to Acuitas Therapeutics

•	Cash and cash equivalents position of €300.2 million as of March 31, 2024; reaffirming cash runway into fourth quarter of 2025

TÜBINGEN, Germany/BOSTON, USA – May 23, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the first quarter of 2024 and provided a business update.

“We have met an important first milestone in our ongoing organizational redesign by trimming our residual pandemic infrastructure. This achievement marks a crucial step in our journey towards greater efficiency and adaptability, ensuring we are well-positioned for the next phase of our corporate development. On the clinical development front, the pre-pandemic vaccine candidate against avian influenza, jointly developed with GSK, has received Fast Track designation from the U.S. FDA, which will support our efforts to provide pandemic preparedness and advance novel healthcare solutions,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “Similarly, we have seen distinct signs of progress in our intellectual property litigation, with the quick resolution of co-ownership and co-inventorship claims made by Acuitas Therapeutics and expect our Pfizer/BioNTech U.S. case to reach court not long after its previously scheduled date of January 2025.”

“We closed the first quarter of 2024 with €300.2 million in cash and cash equivalents. During this quarter, we fully settled the raw material commitments related to CVnCoV, our first-generation SARS-CoV-2 vaccine candidate,” said Pierre Kemula, Chief Financial Officer of CureVac. “More than half of the cash spent in the first three months was related to such commitments. Looking forward, we consider this the end of a strong Q1 spend seasonality for CureVac. The second quarter will see the end of the remaining CVnCoV-related contract termination provisions. Together with the ongoing organizational redesign, we anticipate a significantly lower cash burn in the future.”

Selected Business Updates

Organizational Redesign

The organizational redesign, initiated in April 2024, is on track with the aim to streamline structures and reduce operating costs across most areas of the company. Rightsizing the company with a focus on trimming residual pandemic infrastructure is ongoing, with a planned reduction of 150 positions by year end. The organizational redesign is tailored to CureVac’s business scope and pipeline priorities, significantly increasing efficiency and performance while maintaining a strong focus on innovation and R&D activities.

The redesign will continue throughout 2024 through measures that are expected to result in financial savings from the second half of 2024 onwards and extend the company’s cash runway into the fourth quarter of 2025.

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac continues to advance its clinical development programs in prophylactic vaccines in collaboration with GSK. All vaccine candidates currently in clinical development apply modified mRNA and are based on CureVac’s proprietary second-generation mRNA backbone, targeting improved intracellular mRNA translation for early and strong immune responses.

Avian Flu (H5N1) Program – U.S. FDA Fast Track Designation

In April 2024, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for a monovalent influenza A (H5N1) pre-pandemic vaccine candidate encoding an H5-antigen. The candidate is being developed in collaboration with GSK. The start of the Phase 1 part of a combined Phase 1/2 study was announced on April 24, 2024, assessing the safety, reactogenicity and immunogenicity of the vaccine candidate in healthy younger and older adults.

The FDA Fast Track designation enables facilitated development and accelerated review of drug candidates addressing serious conditions and fulfilling an unmet medical need. The H5N1 avian influenza virus is known to sporadically cross species from its original bird host to other animals and humans and is considered a potential future pandemic threat. Based on CureVac’s proprietary second-generation mRNA backbone, the vaccine candidate aims to contribute to pandemic preparedness against avian influenza and provide an effective countermeasure in the event of human-to-human transmission of the H5N1 virus.

Protection of Intellectual Property Rights

CureVac is asserting its intellectual property rights in litigation against Pfizer/BioNTech in Germany, the U.S. and the UK.

On April 25, 2024, a settlement with Acuitas Therapeutics was reached, resolving co-ownership and co-inventorship claims regarding one patent family covering four patents that are at issue in the U.S. litigation against Pfizer/BioNTech. Under the terms of the settlement, Acuitas acknowledges CureVac’s ownership of certain patent claims and has agreed to dismiss its co-ownership and co-inventorship claims. In return, CureVac acknowledges that Acuitas holds licenses to selected patents, including three out of four disputed U.S. patents. These three patents will be withdrawn from the U.S. patent litigation against Pfizer/BioNTech.

Accordingly, the U.S. litigation against Pfizer/BioNTech will proceed under the original four patent families, now covering seven U.S. patents. A trial is expected to begin in the second quarter of 2025, with the date to be announced within the next few weeks.

In Germany, the settlement and out-licensing of selected patents to Acuitas Therapeutics will lead to the withdrawal of two utility models from the Pfizer/BioNTech litigation, covering equivalent claims to the three patents withdrawn in the United States. Accordingly, litigation in Germany will proceed with a total of six IP rights.

The German litigation recently progressed after CureVac filed an appeal with the Supreme Court of Justice, opposing the first-instance decision by the German Federal Patent Court on December 19, 2023 to nullify the German part of CureVac patent EP 1 857 122 B1. A trial date is expected in the second half of 2025.

Financial Update for the First Quarter of 2024

Cash Position

Cash and cash equivalents amounted to €300.2 million at the end of March 2024, decreasing from €402.5 million at the end of 2023. In the first three months of 2024, cash used in operations was mainly allocated to the last payments related to the termination of raw material commitments for the first-generation vaccine, amounting to a total of €52 million. Looking forward there will be no further raw material payments related to CVnCoV. The remaining cash spend was mainly related to ongoing R&D activities.

In the second quarter of 2024, the company expects to fully settle all remaining CMO-related provisions stemming from CVnCoV. The company reaffirms its cash runway into the fourth quarter of 2025.

Revenues

Revenues amounted to €12.4 million for the first quarter of 2024, representing an increase of €5.3 million, or 74%, from €7.1 million for the same period in 2023.

The year-on-year increase was primarily driven by higher revenues from the GSK and CRISPR collaborations. For the three months ending March 31, 2024, total revenues of €8.9 million and €3.5 million were recognized, respectively, compared to €6.5 million and €0.2 million in the prior year period.

Operating Result

Operating loss amounted to €73.3 million for the first quarter of 2024, representing an increase of €12.9 million from €60.4 million for the same period in 2023.

The operating result was affected by several key drivers mainly related to the closing of the first-generation vaccine effort in COVID-19:

•	Cost of sales increased primarily due to an increase of contract termination provisions as part of an arbitration ruling for Contract Manufacturing Organization activities related to the first-generation COVID-19 vaccine.

•	Research and development expenses increased primarily with increased activity in oncology R&D projects and development of the R&D workforce. Additionally, the first quarter of 2024 was impacted by increased expenses related to the litigation to enforce intellectual property rights.

•	General and administrative expenses decreased compared to the prior year period due to lower workforce in the corporate service functions and in the Management Board.

•	Other income increased year-on-year due to the sale of raw materials to GSK.

Financial Result (Finance Income and Expenses)

Net financial result for the first quarter of 2024 amounted to €3.4 million, or an increase of €0.4 million, from €3.0 million for the same period in 2023. This increase was mainly driven by interest income on cash investments.

Pre-Tax Loss

Pre-tax loss was €69.9 million for the first quarter of 2024, compared to €57.4 million in the same period of 2023.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2023	March 31, 2024
Cash and Cash Equivalents	402.5	300.2

	Three months ended March 31,
(in € millions)	2023	2024
Revenue	7.1	12.4
Cost of Sales, Operating Expenses & Other Operating Income	-67.5	-85.7
Operating Result	-60.4	-73.3
Financial Result	3.0	3.4
Pre-Tax Loss	-57.4	-69.9